Exhibit 99.6
Appraisal of
Greenspoint at Paradise Valley Apartments
4202 East Cactus Road
Phoenix, AZ 85032
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

June 7, 2011
Mr. Trent Johnson
Vice President
Fox Partners II
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Greenspoint at Paradise Valley Apartments 4202 East Cactus Road Phoenix, AZ 85032
Dear Mr. Johnson:
In accordance with your request and our written agreement, Cogent Realty Advisors LLC (“Cogent”) has appraised the above referenced subject property (the “Property”). The purpose of this assignment is to estimate the market value of the fee simple interest of the Property as of May 31, 2011 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal was February 28, 2011 and its results were communicated in a Self-contained Appraisal Report dated March 28, 2011 (the “Prior Report”), a copy of which you retain on file.
This appraisal report addresses changes that have occurred subsequent to the date the Prior Report was prepared. The scope of this update appraisal assignment included the collection, confirmation and analysis of market and property specific data relevant to the appraisal of the Property. The appraisal process included a reexamination of the Property’s operating history and investment characteristics; investigation and evaluation of the market and competitive environment; consideration of investment criteria for and marketability of apartment properties; and utilization of appropriate appraisal methodology to conclude to a final estimate of market value.
The Property and its environs were last inspected by the appraiser in conjunction with the preparation of the Prior Report. The Property was not reinspected for purposes of this assignment and unless otherwise reported herein, it is specifically assumed that the physical condition of the Property and neighborhood conditions and composition have not changed materially since last inspected and are similar to that reported in the Prior Report.
The Income Capitalization and Sales Comparison Approaches were employed in the valuation of the Property. The Addenda attached to this letter contains an overview of the current market data considered in the appraisal and valuation process. Additional details and analyses not presented herein but utilized in satisfying the purpose of the appraisal may be available in the Prior Report.
The results of our appraisal are communicated in this Restricted Use Appraisal Report that provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior Report and may not be properly understood by parties other than for whom it was specifically prepared. The appraiser will not be responsible for unauthorized use of this report.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

Mr. Trent Johnson	June 7, 2011
Fox Partners II	Page 2
Situated as noted above, the subject property consists of a 15.87-acre site improved with a 336-unit garden-style apartment complex containing 278,064 square feet of rentable area. Additional site improvements include a clubhouse, fitness center, swimming pool with surrounding patio/deck areas and spa, dog park, playground, some covered parking, business center, gated access, asphalt-paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Greenspoint at Paradise Valley Apartments, is classified as a Class B+/A- apartment community by local market standards. The property, originally developed in 1983 and extensively renovated between 2006 and 2008, is operating at stabilized occupancy and according to discussions with property management, remains in good physical condition in comparison to substitute properties of similar age and characteristics.
Based on the analysis of data considered, together with the attached Certification and Assumptions and Limiting Conditions, it is our opinion that the Market Value of the Fee Simple Estate of the Greenspoint at Paradise Valley Apartments, as of May 31, 2011, is:
TWENTY-FIVE MILLION EIGHT HUNDRED THOUSAND DOLLARS
($25,800,000)
It has been a pleasure to be of service to you. Should you have any questions concerning our value estimate, or require further information please contact the undersigned.
Sincerely,
COGENT REALTY ADVISORS LLC

By:	Steven J. Goldberg, MAI, CCIM Managing Partner Certified General Real Estate Appraiser (Arizona Certificate No. 31831)

ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2 (C) of the Uniform Standards of Professional Appraisal Practice for a Restricted Report. As such, it presents little or no discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for their intended use. The appraisers are not responsible for unauthorized use of this report.

2.	No responsibility is assumed for the legal description provided or for matters pertaining to legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

3.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

4.	Responsible ownership and competent property management are assumed.

5.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

6.	All engineering studies are assumed to be correct. The plot plans and illustrative material in this report are included only to help the reader visualize the property.

7.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for obtaining the engineering studies that may be required to discover them.

8.	It is assumed that the property is in full compliance with all applicable federal, state, and local environmental regulations and laws unless the lack of compliance is stated, described, and considered in the appraisal report.

9.	It is assumed that the property conforms to all applicable zoning and use regulations and restrictions unless a nonconformity has been identified, described, and considered in the appraisal report.

10.	It is assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

11.	It is assumed that the use of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

12.	Unless otherwise stated in this report, the existence of hazardous substances, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property
COGENT Realty Advisors, LLC

ASSUMPTIONS AND LIMITING CONDITIONS (Continued)
that would cause a loss in value. No responsibility is assumed for such conditions or for any expertise or engineering knowledge required to discover them.

13.	Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

14.	Possession of this report, or a copy thereof, does not carry with it the right of publication.

15.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

16.	Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.

17.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

18.	All values rendered within this report assume an exposure and marketing period of up to 12 months has occurred prior to the effective date of value.
SPECIAL CONDITION
The purpose of this assignment is to estimate the market value of the fee simple interest of the Greenspoint at Paradise Valley Apartments (the “Property”) as of May 31, 2011 and update the results of a prior appraisal of the Property that was completed by this firm. The effective date of value of the previously prepared appraisal was February 28, 2011 and its results were communicated in a Self-contained Appraisal Report dated March 28, 2011 (the “Prior Report”). This Restricted Use Appraisal Report provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Prior Report. This letter is not intended to be utilized separate and apart from the Prior Report and may not be properly understood by parties other than for whom it was specifically prepared.
EXTRAORDINARY ASSUMPTION
As agreed upon in advance with the client, a physical inspection of the Property and its environs was not conducted in conjunction with this update appraisal assignment. The Property and its environs were last inspected by the appraiser at the time the Prior Report was prepared. Unless otherwise reported herein, it is assumed for purposes of this report that the Property is in a similar state of repair and condition and neighborhood conditions and composition are consistent with observations noted at the time the Property and its environs were last inspected by the appraiser and reported in the Prior Report.
COGENT Realty Advisors, LLC

CERTIFICATION OF THE APPRAISER
I, Steven J. Goldberg, MAI, certify that to the best of my knowledge and belief:
•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

•	I have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

•	I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

•	My engagement in this assignment was not contingent upon developing or reporting predetermined results.

•	My compensation for completing this assignment was not contingent upon the development or reporting predetermined value or direction in value that favors the cause of the client, the amount of value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•	My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) of the Appraisal Foundation and Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

•	No one other than the undersigned provided significant professional assistance to the person signing this report.

•	I have completed the requirements of the continuing education program of the Appraisal Institute

•	I have extensive experience in the appraisal of similar types of property.

•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representative.

•	As of the date of this report, Steven J. Goldberg, MAI, CCIM is certified as a General Real Estate Appraiser in the State of Arizona (Certificate No. 31831).
COGENT REALTY ADVISORS LLC

By:	Steven J. Goldberg, MAI, CCIM Managing Partner Certified General Real Estate Appraiser (Arizona Certificate No. 31831)
COGENT Realty Advisors, LLC

ADDENDA
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 1
SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property:	Greenspoint at Paradise Valley Apartments

Address:	4202 East Cactus Road
Phoenix, AZ 85032

Location:	The Property is located on the northeast corner of East Cactus Road and North 42nd Street. This places the subject in the southern portion of the Phoenix MSA in Central Arizona, approximately 12 miles north of the Phoenix Central Business District. Neighborhood conditions and composition are assumed to be similar to those reported in the Prior Report.

Tax Identification Number:	167-27-001 (Maricopa County Property Assessor’s Office)

Description:	Land: The subject site consists of an individual tax parcel that, according to public records, contains a total of 15.87± acres or 691,297 square feet. The land area is irregular in shape and consists of generally level topography.

Improvements: A 336-unit garden-style apartment complex originally built in 1983. The improvements consist of 10 three-story garden-style residential buildings that contain a total rentable area of 278,064 square feet. Additional site improvements include a clubhouse, fitness center, swimming pool with surrounding patio/deck areas and spa, dog park, playground, some covered parking, business center, gated access, asphalt-paved driveways and surface parking areas, concrete walkways and landscaping.

The Property was extensively renovated between 2006 and 2008.The renovation consisted of repairs and updating to the building exteriors, apartment interiors and common areas. The building exterior improvements included repairs to building components as needed, new paint throughout and new roof cover where needed, sidewalk repairs and parking lot repairs and resurfacing. The interior improvements consisted of upgrading appliances, kitchen and bathroom cabinetry and countertops, flooring, doors and light fixtures. The common area redevelopment consisted of upgrading the property’s pool, clubhouse and fitness facility, adding barbecue areas and a dog park, and improving the Property’s landscaping, exterior lighting and signage.

The Property, locally known as the Greenspoint at Paradise Valley Apartments, is classified as a Class B+/A- apartment community by local market standards. The property is operating
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 2
SUMMARY OF SALIENT FACTS AND CONCLUSIONS (Continued)

at stabilized occupancy and when last inspected by the appraiser at the time the Prior Report was prepared, was observed to be in average to good condition. The current physical condition of the Property is assumed to be similar to that reported in the Prior Report.

Interest Appraised:	Fee Simple Estate

Effective Date of Value:	May 31, 2011

Highest and Best Use:	Continued use of the existing improvements

VALUATION	Current (5/31/2011)	Prior Report (3/8/2010)
Income Capitalization	$25,800,000	$25,300,000
Stabilized NOI	$1,546,392	$1,519,469
Cap Rate	6.0%	6.0%
Value per Unit	$76,786	$75,298
Value per Sq Ft	$92.78	$90.99

Sales Comparison	$25,200,000	$25,200,000
Value per Unit	$75,000	$75,000
Value per Sq Ft	$90.63	$90.63

Concluded Value	$25,800,000	$25,300,000
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 3
APARTMENT MARKET OVERVIEW
INTRODUCTION: The following apartment market analysis is designed to provide the reader an understanding of the national, regional and local apartment markets within which the subject property competes. The sources of data available to the appraisers were the Marcus & Millichap “Market 2011 Outlook — Phoenix Metro Area”, RED Capital Group “Market Overview — Phoenix, Arizona (1st Quarter 2011), Hendricks and Partners “Apartment Update — Phoenix” (1st Quarter 2011) and “PWC Real Estate Investor Survey First Quarter 2011” published by Price Waterhouse Coopers.
NATIONAL APARTMENT MARKET: Apartments staged a strong recovery in 2010 well ahead of expectations, despite modest job creation and stubbornly high unemployment. Net absorption surged, with occupied stock rising by nearly 200,000 units, double the number of apartments constructed and the highest level on record since 2000. Several factors contributed to high levels of absorption, including the release of pent-up renter demand as households de-bundled in the wake of the recession. In addition, apartments benefited from private-sector job growth in the critical 20- to 34-year-old cohort, expiration of the homebuyer tax credit, displaced foreclosed homeowners entering the renter pool, immigration and lower unit turnover. Renting also became a lifestyle and economic choice for many households as the effects of the housing collapse and recession persisted. Continued recovery in 2011 depends more heavily on improvements in the job market, which should gain momentum as the year progresses.
Most published reports indicate that fundamentals have bottomed in most markets and solid improvement is being seen in occupancies and demand. Published information from REIS indicates that as of the First Quarter 2011, national vacancies fell by 40 basis points, from 6.6 to 6.2 percent, as the sector posted positive net absorption of over 44,000 units. This is the largest increase in occupied stock in a first quarter period since 2000. United States apartment vacancy is anticipated to decrease to 5.8 percent by year-end 2011, matching the decline recorded in 2010. With vacancy in 2011 expected to align closely with pre-recession levels, owners will regain pricing power, particularly in tight core markets. At the national level, asking rents will rise 3.5 percent to $1,067 per month, while effective rates will increase 4.5 percent to $1,002 per month. Last year, asking and effective rents gained 1.5 percent and 2.3 percent, respectively.
Strong demand drivers and expectations for increased availability of debt this year, however, elevate the likelihood of a construction cycle ramping up in 2012. Apartment completions will total 53,000 units this year, 46 percent fewer than delivered in 2010. New supply will again fall critically short of demand, which is expected to reach 158,000 units.
The combination of available financing for apartment assets via Fannie Mae and Freddie Mac, an emerging interest in this sector by life insurance companies, and favorable long-term investor sentiment for well-located apartment assets is driving transaction velocity. Due to a high number of willing buyers and a shortage of quality assets, the apartment market is seeing fierce competition for quality assets. As a result, the average cap rate will decline in 2011 after slipping 20 basis points in 2010 to 7.2 percent, led by recompression of the most sought-after deals. Since peaking in 2009, cap rates for top-quality properties have fallen by as much as 100 basis points. Additional support for prices derives from historically light construction and emerging demographic shifts that favor rental housing. Economic growth and increases in apartment property values, particularly for high-quality assets, will relieve some pressure and lead to more sales and refinancing. Some level of distress at the local- and regional-bank level with high exposure to lower-quality assets and construction loans will persist into 2013.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 4
APARTMENT MARKET OVERVIEW (Continued)
PHOENIX APARTMENT MARKET: Phoenix apartment property operations are anticipated to strengthen further through 2011 as the recovery of the local economy stimulates additional job gains and single-family home foreclosure activity remains elevated. Currently, foreclosures comprise 40 percent of all home sales activity, and the metro posts the second highest rate of delinquency in the nation. As a result, Phoenix residents will continue to migrate into rental units, pushing down vacancy rates to pre-recession levels this year. Further contributing to apartment demand are local employers who will hire at an above-average rate during 2011.
The average apartment vacancy rate in Phoenix dropped 320 basis points to 8.9 percent over the past year. The surge in demand was led by residents upgrading into top-tier units, resulting in a 370 basis point drop in Class A vacancy to 7 percent in that time. Asking rents ticked up 0.5 percent year over year to $753 per month, while effective rents increased 1.5 percent to $685 per month. Concessions fell to about one month of free rent.
Apartment construction output slowed to 2,270 apartment units during the last 12 months, a stock expansion of 0.9 percent, after more than 6,500 units were added in the previous year. Currently, more than 700 rental units are under way in the Phoenix metro, and another 8,800 units are planned, though strict construction financing restrictions have put many projects on hold. As a result of positive demand and limited new supply, vacancy is anticipated to decrease to 8.2 percent by year-end 2011. In response to improvement in occupancy levels, asking rents are anticipated to increase 2.4 percent to $768 per month as effective rents climb 3.2 percent to $703 per month.
Sales activity will accelerate this year as out-of-state investors, especially those from California, return to the market to purchase distressed assets and capture value-add opportunities. These buyers will pay cash for lower-tier REO complexes with deferred maintenance in the hopes of achieving upside as conditions improve. REITs and institutions, meanwhile, will target rarely listed, large, stabilized Class A assets in suburban submarkets for long-term hold strategies. As local and out-of-state investors compete for properties this year, cap rates will tighten further over the first half, dipping into the mid to high-6 percent range. Class A complexes with 150-plus units, though, will trade at initial yields nearly 100 basis points below the metro average.
CONCLUSION: Occupancy levels are on a moderate upward trend that has resulted in firming rent rates. As new supply entering the market is limited and demand and employment growth is anticipated, occupancy should improve with moderate increases in rent levels forecasted through 2011 and into the foreseeable future. Investment sales transaction velocity remains good although sales of distressed assets will continue to drive down the median price per unit. Nonetheless, prospects for rent growth will continue to encourage investors to target good quality properties within the Phoenix area.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 5
INCOME CAPITALIZATION APPROACH SUMMARY
INTRODUCTION: The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present worth of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and Discounted Cash Flow Analysis.
DIRECT CAPITALIZATION: We have utilized the Direct Capitalization method in the valuation of the subject property. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate. The basic steps in processing the Income Capitalization Approach by the Direct Capitalization method are:
(1)	Potential Gross Income that a competent owner could legally generate is calculated.

(2)	Vacancy and Credit Loss factor is estimated and deducted to arrive at Effective Gross Income.

(3)	Operating Expenses and Real Estate Taxes are estimated and deducted to arrive at the stabilized Net Operating Income.

(4)	Overall Capitalization Rate is developed.

(5)	Value is calculated by dividing the Net Operating Income by the Overall Capitalization Rate.
INCOME ANALYSIS: Review of the Property’s current rent roll indicates that asking rents have increased moderately subsequent to the date the Prior Report was prepared. The Property’s current quoted rent structure is within the range of rents illustrated by competitors in the area. Further review of the Property’s rent roll indicates that the quoted rent structure is about 14% above the actual rents in place and that not all new leases are being signed at the newly established rent levels. The following chart illustrates the Property’s quoted rents by floor plan. It is noted that the quoted rents will be offset by a loss to lease allowance that is estimated from a review of rents commanded by actual leases in place in comparison to the quoted rents by floor plan.
DERIVATION OF GROSS RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent
1 Bedroom/1Bath	48	653	31,344	$683	$1.05	$32,784
1 Bedroom/1 Bath	60	717	43,020	$709	$0.99	$42,540
1 Bedroom/1 Bath	60	756	45,360	$728	$0.96	$43,680
2 Bedroom/1 Bath	84	884	74,256	$873	$0.99	$73,332
2 Bedroom/2 Bath	84	1,001	84,084	$884	$0.88	$74,256

Totals/Averages	336	828	278,064	$793	$0.96	$266,592
According to historical operating statements, the Property’s occupancy has trended upward since 2008. As of the effective date of value, the Property was 92% occupied however, the Property has operated at an average occupancy level in excess of 95% over the past year. The Property’s strong occupancy is attributed to its competitive position in the influencing market and good quality in comparison to substitute properties in the immediate area. Given the Property’s current and historical occupancy level and a combined vacancy and collection loss allowance of 5% is projected for the appraised fiscal year.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 6
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
In addition to rental income and vacancy described above, allowances for loss to lease, model, employee and administrative units, other income receipts and utility reimbursement income have been projected for the Property. These income allowances and have been projected by the appraiser based on an analysis of historical operations. The valuation pro forma presented on the following page outlines the Property’s income projections for the appraised fiscal year.
EXPENSE ANALYSIS: In order to forecast appropriate expenses for the Property, we have analyzed the Property’s operating expenses for the year ending periods of 2009 and 2010, the trailing 12-month period through April 2011, the 2011 year-to-date operating history through April 2011 and the 2011 operating budget. It is noted that the year-to-date 2011 operating information has been annualized for analytical purposes. In addition, we considered the Property’s 2011 operating budget and examined comparable expense data. The following table summarizes the Property’s historical operating statements that were made available for review.
RECONSTRUCTED OPERATING STATEMENTS

	2009		2010		T 12 (Thru 4/2011)		2011 YTD (Annualized)		Budget
	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Annualized	Per Unit	Actual	Per Unit
INCOME
Gross Rent Potential (Market Rent)	$3,816,526	$11,359	$2,907,124	$8,652	$2,878,052	$8,566	$3,143,964	$9,357	$2,764,239	$8,227
Loss to Lease	$(31,240)	$(93)	$417,463	$1,242	$163,434	$486	$(332,622)	$(990)	$0	$0
Concessions	$(565,467)	$(1,683)	$(563,244)	$(1,676)	$(327,896)	$(976)	$(104,865)	$(312)	$0	$0
Vacancy/Credit/Non-revenue Units	$(592,687)	$(1,764)	$(171,267)	$(510)	$(114,003)	$(339)	$(87,138)	$(259)	$(149,212)	$(444)

Net Rental Income (NRI)	$2,627,132	$7,819	$2,590,076	$7,709	$2,599,587	$7,737	$2,619,339	$7,796	$2,615,027	$7,783
Utility Reimbursement	$143,956	$428	$177,272	$528	$184,091	$548	$177,633	$529	$166,406	$495
Other Income	$127,733	$380	$216,981	$646	$238,353	$709	$223,707	$666	$204,703	$609

Total Property Income (EGI)	$2,898,821	$8,627	$2,984,329	$8,882	$3,022,031	$8,994	$3,020,679	$8,990	$2,986,136	$8,887

EXPENSES
Payroll	$437,004	$1,301	$444,357	$1,322	$390,695	$1,163	$358,266	$1,066	$376,429	$1,120
Utilities	$254,832	$758	$240,005	$714	$260,958	$777	$257,169	$765	$261,602	$779
Maintenance & Repairs	$247,461	$736	$230,114	$685	$212,873	$634	$181,968	$542	$233,441	$695
Marketing	$237,703	$707	$100,662	$300	$89,034	$265	$69,234	$206	$92,533	$275
Administration/Office	$97,316	$290	$88,914	$265	$94,762	$282	$92,337	$275	$117,566	$350
Real Estate Taxes	$163,085	$485	$181,625	$541	$170,010	$506	$186,348	$555	$186,342	$555
Insurance	$57,948	$172	$51,296	$153	$50,523	$150	$52,371	$156	$49,559	$147
Management Fee	$142,763	$425	$145,728	$434	$148,889	$443	$151,998	$452	$149,307	$444
Reserves	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

TOTAL EXPENSES	$1,638,112	$4,875	$1,482,701	$4,413	$1,417,744	$4,219	$1,349,691	$4,017	$1,466,779	$4,365
							$0

NET OPERATING INCOME	$1,260,709	$3,752	$1,501,628	$4,469	$1,604,287	$4,775	$1,670,988	$4,973	$1,519,357	$4,522
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 7
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION PROFORMA: The income and expenses estimated for the Property are summarized in the following chart.
VALUATION PRO FORMA

	Total	Per Unit	Percent
INCOME			% of GPI

Gross Rent Potential (Market Rent)	$3,199,104	$9,521	100.0%
Loss to Lease	($319,910)	($952)	-10.0%
Concessions	($95,973)	($286)	-3.0%
Vacancy/Credit/Non-revenue Units	($159,955)	($476)	-5.0%

Net Rental Income (NRI)	$2,623,265	$7,807	82.0%
Utility Reimbursement	$178,080	$530	5.6%
Other Income	$221,760	$660	6.9%

Total Property Income (EGI)	$3,023,105	$8,997	94.5%

EXPENSES			% of EGI

Payroll	$403,200	$1,200	13.3%
Utilities	$257,040	$765	8.5%
Maintenance & Repairs	$218,400	$650	7.2%
Marketing	$92,400	$275	3.1%
Administration/Office	$92,400	$275	3.1%
Real Estate Taxes	$186,500	$555	6.2%
Insurance	$52,080	$155	1.7%
Management Fee	$90,693	$270	3.0%
Reserves	$84,000	$250	2.8%

TOTAL EXPENSES	$1,476,713	$4,395	48.8%

NET OPERATING INCOME	$1,546,392	$4,602	51.2%
CAPITALIZATION RATE ANALYSIS: This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.
Derivation from Sales: The recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 5.5% to 6.7%. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Property Name	San Cierra	Elliot Point	Pointe at South Mountain	Peaks at Papago	Bayside at the Islands
Date of Sale	5/3/2011	2/28/2011	2/3/2011	2/1/2011	1/3/2011
Year Built	2004	1995	1988	1990	1989
Cap Rate	5.8%	5.7%	6.7%	6.6%	5.5%
Each of the sale properties are considered generally similar to the Property in terms of location and physical characteristics. Review of recent sales data indicates that there has been no material change in capitalization rates between the date the Prior Report was prepared and the present. Based on recent sales data, a market-derived capitalization rate of approximately 6.0% is considered reasonable for the Property.
Investor Surveys: According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 1st Quarter 2011 rates for apartments reported by survey participants active in the market presently range as shown.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 8
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	5.25% - 14.00%	Range
	8.78%	Average
Overall Capitalization Rate	4.00% - 10.00%	Range
	6.29%	Average
Terminal Capitalization Rate	4.75% -9.75%	Range
	6.76%	Average

Source: Korpacz Real Estate Investor Survey, 1st Quarter 2011
As indicated below, overall rates began increasing in the Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. As the effects of the economic recession began to moderate at the beginning of 2010, rates began to fall. As market conditions continued to improve throughout 2010, capitalization rates continued to contract. Beginning in approximately the 4th quarter 2010, the decline in capitalization rates began to moderate. As indicated below, the most recent survey data available indicates that there has only been a 22 basis point decline in average capitalization rates between the time the Prior Report was prepared and the present. The 1st quarter 2011 average capitalization rate is approaching the lows realized prior to the economic recession
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
1Q11	6.29%	-22
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4

Source: Korpacz Real Estate Investor Survey
Conclusion of OAR: An OAR of approximately 6.0% was suggested from a review of actual sales data. Investor surveys indicate that capitalization rates in the National Apartment Market are beginning to stabilize after retreating back down from the highs realized during the economic recession and currently average approximately 6.29%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a rate of approximately 6.0% is suggested and concluded for the subject property.
VALUATION: Value is derived by capitalizing the net operating income estimate by an appropriate overall or capitalization rate. Market data suggests that an appropriate capitalization rate is approximately 6.0%. The net operating income calculated above is capitalized into a market value indication as follows:

Net Operating Income		Capitalization Rate		Indicated Value

$1,546,392	÷	6.0%	=	$25,773,200
CONCLUSION: The Market Value of the Fee Simple Interest of the Property, as of May 31, 2011, by application of the Income Capitalization Approach, is rounded to:
TWENTY-FIVE MILLION EIGHT HUNDRED THOUSAND DOLLARS
($25,800,000)
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 9
SALES COMPARISON APPROACH SUMMARY
INTRODUCTION: The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which a willing seller would sell the subject property to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, sales of similar properties have been examined and analyzed. The price per dwelling unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as financing terms, market conditions that prevailed at the time of sale, conditions of sale, location, and physical characteristics of the property such as size, age and condition of the structure, and functional utility.
PRESENTATION OF SALES DATA: Research conducted in the local market indicates that sales activity continues to occur and there is adequate investor interest in good quality, well located assets that are being marketed for sale. Sufficient sales data was available to formulate a defensible value for the Property via comparative analysis. Numerous sales of apartments in the Phoenix metropolitan area have occurred subsequent to the date the Prior Report was prepared. It is noted that only a few truly comparable properties have occurred during this timeframe. Many of the noted sales transacting subsequent to the date of the Prior Report consist of either superior Class A properties or distressed and/or inferior assets that are being purchased for value add opportunities. The data summarized in the table below is utilized as the basis in which to estimate the market of the subject property via the Sales Comparison Approach.
SUMMARY OF APARTMENT SALES

	1	2	3	4	5
Name	San Cierra	Elliot Point	Pointe at South Mountain	Peaks at Papago	Bayside at the Islands
Location	2400 N Arizona Ave	1155 W Grove Pky	8809S Pointe Pky	815 N 52nd Street	1300 W Warner
	Chandler, AZ 85225	Tempe, AZ 85283	Phoenix, AZ 85044	Phoenix, AZ 85008	Gilbert, AZ
Grantor	San Cierra AZ LLC	Hawthore VI LP	EQR-Codelle LLC	Spruce Grove Inc.	EQR Cydney White
Grantee	Belkorp San Sierra LLC	1155 Grove Pky LLC	CH Pointe at South Mountain	Peaks at Papago Inc.	MIC LLC
Sales Price	$33,940,000	$17,000,000	$22,700,000	$46,000,000	$23,392,000
Sale Date	5/3/2011	2/28/2011	2/3/2011	2/1/2011	1/3/2011
Year Built	2004	1995	1988	1990	1989
No. of Units	332	216	364	768	272
Net Rentable Area (SF)	336,590	217,960	310,088	592,374	237,950
Avg. Unit Size (SF)	1014	1009	852	771	875
Occupancy	91%	91%	92%	86%	96%
Price/SF	$100.83	$78.00	$73.21	$77.65	$98.31
Price/Unit	$102,229	$78,704	$62,363	$59,896	$86,000
Net Income	$1,974,585	$969,000	$1,520,900	$3,054,400	$1,286,560
NOI/SF	$5.87	$4.45	$4.90	$5.16	$5.41
NOI/Unit	$5,948	$4,486	$4,178	$3,977	$4,730
Cap Rate (OAR)	5.8%	5.7%	6.7%	6.6%	5.5%
EGIM	N/A	N/A	8.7	8.3	9.6
Expense Ratio (OER)	N/A	N/A	44%	45%	47%
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 10
SALES COMPARISON APPROACH SUMMARY (Continued)
ANALYSIS OF SALES: We have researched and analyzed a number of suburban apartment transactions which have been selected as being comparable to the subject. The transactions summarized above were analyzed and subsequently adjusted for conditions of sale, market conditions (time), physical features, location, and condition. The following chart summarizes the adjustments considered pertinent in the sales comparison analysis of the Property.
SUMMARY OF ADJUSTMENTS

	1	2	3	4	5
Name	San Cierra	Elliot Point	Pointe at South Mountain	Peaks at Papago	Bayside at the Islands
Address	2400 N Arizona Ave	1155 W Grove Pky	8809S Pointe Pky	815 N 52nd Street	1300 W Warner
	Chandler, AZ 85225	Tempe, AZ 85283	Phoenix, AZ 85044	Phoenix, AZ 85008	Gilbert, AZ
Sale Date	5/3/2011	2/28/2011	2/3/2011	2/1/2011	1/3/2011
Price per Unit	$102,229	$78,704	$62,363	$59,896	$86,000

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$102,229	$78,704	$62,363	$59,896	$86,000
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$102,229	$78,704	$62,363	$59,896	$86,000
Time	0.0%	0.0%	0.0%	0.0%	0.0%

Time Adjusted Price per Unit	$102,229	$78,704	$62,363	$59,896	$86,000

Location	0%	10%	15%	20%	-5%
Age/Condition/Quality	-10%	0%	5%	5%	0%
Average Unit Size	-15%	-15%	0%	0%	-5%
Amenities	0%	0%	0%	0%	0%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	-25%	-5%	20%	25%	-10%

Adjusted Price per Unit	$76,672	$74,769	$74,835	$74,870	$77,400
Prior to adjustments, the comparable sales range in price from approximately $59,896 to $102,229 per unit. After considering applicable adjustments, the sales prices fall within a narrower range of $74,769 to $77,400 per unit. The mean and median adjusted sales prices equate to $75,709 and $74,870 per unit.
Based on the data considered and implementation of applicable adjustments, a value of $75,000 per unit is concluded. The resulting overall property value indication is $25,200,000, calculated as follows:

Size (Units)		Unit Price (per Dwelling Unit)		Indicated Market Value

336	x	$75,000	=	$25,200,000
CONCLUSION: The Market Value of the Fee Simple Interest in the Property as of May 31, 2011, by application of the Sales Comparison Approach, is:
TWENTY-FIVE MILLION TWO HUNDRED THOUSAND DOLLARS
($25,200,000)
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 11
RECONCILIATION AND FINAL VALUE CONCLUSION
REVIEW: The purpose of this appraisal is to provide an estimate of Market Value of the Greenspoint at Paradise Valley Apartments. The indicated Market Value estimates for the real property interest appraised are:

The Income Capitalization Approach	$25,800,000
The Sales Comparison Approach	$25,200,000
The Cost Approach	Not Applicable
INCOME CAPITALIZATION APPROACH: The Income Capitalization Approach seeks to view the subject property’s value from the perspective of the typical investor. This approach reflects the relationship between the income a property is capable of generating and its value in the marketplace. Typical investors judge the value of a property based upon the quality and quantity of the income generated, as well as the likely impact of market conditions on future income generation. The Income Capitalization Approach, by considering these factors provides a highly meaningful measure of credibility for this property type.
SALES COMPARISON APPROACH: In the Sales Comparison Approach, sales of similar apartment buildings were compared to the subject property based on their location, physical and investment characteristics. The Sales Comparison Approach is utilized as a means of support to the value conclusion rendered for the Property via the Income Capitalization Approach.
COST APPROACH: The Cost Approach value estimate relies on the cost to produce a like structure. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance and has been excluded from analysis.
MARKET VALUE CONCLUSION: With primary emphasis placed on the value indicator produced by the Income Capitalization Approach, we are of the opinion that the Market Value of the Fee Simple Interest of the Greenspoint at Paradise Valley Apartments, free and clear of financing, as of May 31, 2011 is:
TWENTY-FIVE MILLION EIGHT HUNDRED THOUSAND DOLLARS
($25,800,000)
The value estimate rendered assumes that an exposure and marketing period of up to 6 to 9 months has occurred.
COGENT Realty Advisors, LLC

Greenspoint at Paradise Valley Apartments	June 7, 2011
Phoenix, Arizona	Addenda Page 12
QUALIFICATIONS OF THE APPRAISER
STEVEN J. GOLDBERG, MAI, CCIM
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Arizona, Georgia, Florida, Colorado and Minnesota. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC